EXHIBIT 4.2


                                  ARTICLE V.

                                INDEMNIFICATION

Section 1. Right to Indemnification. The Corporation shall indemnify any person made or threatened to be made a party to a threatened, pending or completed proceeding, whether civil, criminal, investigative or administrative because he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney fees), judgments, fines and amounts paid in settlement to the fullest extent possible under Sections 721-726 of the Business Corporation Law of New York or any applicable law.